EXHIBIT 99.1

Fury Drilling at Committee Bay Extends Three Bluffs Mineralization and Expands Raven Target

TORONTO, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) announces the results from the 2025 exploration drilling program at the Committee Bay project, located in the eastern Kitikmeot region of Nunavut, Canada (Figure 1). The 2025 drilling program comprised six (6) diamond drill holes totaling approximately 2,778 metres (m). Four of the drill holes (2,041m), targeting expansion of the Three Bluffs Shear Zone intercepted gold mineralization across 315m of strike with mineralized widths of up to 19.5m, including 5.73 grams per tonne (g/t) gold across 3.0m within a broader interval of 1.18 g/t gold over 19.5m (Hole 25TB155), which ended in the mineralized zone (Table 1; Figure 2).

The remaining two drill holes, which totaled 737m, tested the southern contact of the 8 kilometre (km) long Raven Shear Zone, which historically returned drill intercepts of up to 12.60 g/t gold over 5.49m and 31.1 g/t gold across 2.8m with outcropping gold mineralization defined over 1.4 km. Hole 25RV015, which was a 330m step-out from previous drilling intercepted 4.59 g/t gold over 1.5m (Table 1; Figure 3).

“Our 2025 exploration drilling in Nunavut successfully extended mineralization at Three Bluffs and validated the Raven Target. We are encouraged by the results encountered this year and believe that there is good potential to further expand the known gold zones at Committee Bay, which the Company will be evaluating with the aim of planning a future work program,” commented Tim Clark, CEO of Fury.

Table 1: 2025 Committee Bay Project Drilling selected highlights.

Prospect	Drill Hole		From	To	Interval (m)	Gold (g/t)
Three Bluffs	25TB153		325	326.5	1.5	1.48
			355	373	18	0.81
		Incl.	355	356.5	1.5	3.82
		*	395.5	409	13.5	0.93
		Incl.	401.5	403	1.5	4.07
		*	418	421	3	1.17
	25TB155		517.5	519	1.5	0.45
			528	547.5	19.5	1.18
		Incl.	534	537	3	5.73
	25TB156		476.5	485.5	9	0.69
			493	494	1	0.26
			521.5	523	1.5	0.36
	25TB157		328.5	330	1.5	0.35
			358.5	369.5	11	1.19
		Incl.	363.5	365	1.5	6.66
			381.5	383	1.5	0.32
			440	441.5	1.5	0.31
			468.5	471.5	3	0.27
Raven	25RV015		348.5	350	1.5	4.59
	25RV016		25.5	40	14.5	1.01
		Incl.	38.5	40	1.5	4.65
Intervals - Au grade*thickness no less than 0.25 g/t*m with grade no less than 0.25 g/t, maximum consecutive dilution 6 m; Sub-Intervals - Au grade*thickness no less than 5 g/t*m with grade no less than 2.05 g/t, maximum consecutive dilution 2.5 m. Downhole thickness was used due to the unknown zone orientations.
*Repeat assays on this interval using Metallic Screen Fire assay methodology indicate a high degree of variability with the interval containing no significant gold.

Three Bluffs Shear Zone

The high-grade Three Bluffs Gold deposit is located centrally within the Committee Bay project and is estimated to contain 524,000 oz of gold in 2.1 million tonnes (Mt) at 7.85 g/t gold in the indicated mineral resource category and 720,000 oz in 2.9Mt of gold at 7.64 g/t gold in the inferred mineral resource category (see Committee Bay NI43-101 report “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023”). Drilling in 2021 at Three Bluffs intercepted three zones of mineralization: 13.93 g/t gold over 10m; 18.67 g/t gold over 3m; and 23.2 g/t gold over 1m (see News Release dated December 1, 2021). The first two noted intercepts occur outside of the main iron formation in sheared metasediments. The shear hosted mineralization runs sub-parallel to the main iron formation and was not previously targeted.

The 2025 drilling at Three Bluffs targeted the sub-parallel shear zone as well as the iron formation itself with four step-outs from the 2021 intercept (Figure 2). All four drill holes intercepted broad zones of sulphide bearing silica-sericite alteration within sheared metasediments. Gold mineralization was intercepted across 315m of strike. Hole 25TB155, which ended in mineralization (due to drilling complications) intercepted 1.18 g/t over 19.5m, including 5.73 g/t gold across 3.0m. The mineralization intercepted to date within the Three Bluffs Shear Zone runs sub parallel to the over 4 km long Three Bluffs Gold deposit. The 2025 drilling at Three Bluffs has shown that the sheared metasediments are mineralized across broad widths and significant strike extent. Further drilling will utilize the 2021 and 2025 results to vector in on higher grade shoots within the shear zone.

“The 2025 drilling at Three Bluffs has confirmed that previously under explored regional scale shear zones contain strong alteration and gold mineralization across significant widths. As is typical with high-grade orogenic gold systems, gold mineralization within the Three Bluffs shear is highly variable over short distances. In the coming months the Fury team will be reviewing the structure, lithology, alteration and mineralization at Three Bluffs to better understand the controls on high-grade gold mineralization,” commented Bryan Atkinson, P.Geo., SVP Exploration of Fury.

Committee Bay – Drill Ready Targets

300 km Long Prospective Greenstone Belt in Nunavut

FURY

300km
Committee Bay
Naujaat
Amaruq
AGNICO EAGLE
Meadowbank
Baker Lake
(Qamani'tuaq)
Gibson MacQuoid
Igluligaarjuk
Meliadine
Rankin Inlet
(Kangiqliniq)
Hudson Bay
100 km
Legend
Three Bluffs deposit
Fury claims
Other gold deposits
Committee Bay
Nunavut
Canada
USA

Advanced Exploration

- Approximately 238,000 hectares
- Belt-wide geochem and geophysics complete
- Logistics: full camp, rigs, and fuel at site

300 km long greenstone belt
Inuk[2]
7.28 g/t Au over 29.7m
Raven[2]
31.1 g/t Au over 2.8m
9.49 g/t Au over 7.6m
Burro
Three Bluffs Deposit
Indicated[1]: 524,000 oz @ 7.85 g/t
Inferred[1]: 720,000 oz @ 7.64 g/t
Anuri[2]
2.66 g/t Au over 14.8m
1.91 g/t Au over 13.7m
West Plains[2]
10.36 g/t Au over 16.8m
4.23 g/t Au over 62.5m
Legend
Drill Ready Targets
Other Targets
Fury Property
N
40 km

1. See Committee Bay NI43-101 report "Technical Report On The Committee Bay Project, Nunavut Territory, Canada" dated September 11, 2023 filed under Fury's profile on SEDAR+. Cut-off grade 3.0 g/t Au open pit and 4.0 g/t Au underground.
2. Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 0.25 g/t Au. Minimum length of the composite intercept allowed was one metre.

Figure 1: Committee Bay regional land package showing the location of the Three Bluffs Deposit, drill-ready targets, as well as the distribution of gold prospects across the 300 km long greenstone belt.

Committee Bay – Three Bluffs Deposit

2025 Drilling Results – Composite Long Section

Long Section
Looking North
Three Bluffs West
Three Bluffs Hinge
Surface
0
25TB153²
0.81 g/t Au over 18 m
0.93 g/t Au over 13.5 m
21TB152¹
13.93 g/t Au over 10m
18.67 g/t Au over 3m
23.2 g/t Au over 1m
165 m
25TB155²
1.18 g/t Au over 19.5 m
315 m
25TB157²
1.19 g/t Au over 11 m
250 m
Legend
2025 Drill Hole
Previous Drill Hole
Estimated True Thickness (m) x Au g/t
50
20
10
5
1.Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold.
2. Intervals - Au grade*thickness no less than 0.25 g/t*m with grade no less than 0.25 g/t, maximum consecutive dilution 6 m; Sub-Intervals - Au grade*thickness no less than 5 g/t*m with grade no less than 2.05 g/t, maximum consecutive dilution 2.5 m. Downhole thickness was used due to the unknown zone orientations.

Figure 2: Composite Long Section depicting the location of the 2021 and 2025 drill intercepts in relation to the existing Three Bluffs Mineral Resource.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay gold belt, approximately 50 km west of the Three Bluffs deposit. The 2025 drilling program targeted the southern boundary of a regional shear zone where a previously undrilled gold-bearing outcrop was discovered in 2021. Seven rock grab samples collected from this outcrop in 2021 averaged 16.12 g/t gold (Figure 3) (see news release dated February 16, 2022). Raven lies within an 8 km long east – west oriented shear zone where gold mineralization has been identified over a 1.4 km footprint to date. Two drill holes were completed in 2025 for approximately 737m. Drill hole 25RV015 extended mineralization 330m to the west of historical drilling intercepting 4.59 g/t gold over 1.5m in an arsenopyrite bearing silica-sericite altered felsic volcanic proximal to the southern boundary of the Raven Shear. Drill hole 25RV016 intercepted a zone of strong silica sericite alteration with abundant quartz veining and arsenopyrite, which returned an intercept of 1.01 g/t gold across 14.5m, including 4.65 g/t gold of 1.5m. The two reported Raven intercepts are 430m apart (Figure 3).

Committee Bay – Raven

2025 Drilling Results – Plan View

Raven Shear Zone
25RV015[2]
4.59 g/t Au over 1.5 m
05RV002[1]
31.1 g/t Au over 2.8m
05RV001[1]
12.6 g/t Au over 5.49m
25RV015[2]
1.01 g/t Au over 14.5 m
incl. 4.65 g/t Au over 1.5 m
Main Raven Mineralized Outcrop
2021 Outcrop Sample Highlights (Au g/t):
32.9, 19.2, 16, 14.6,
13.85, 12.05, 11.05
300 km long greenstone belt
Raven
Burro
Three Bluffs
Legend
2025 Drill Hole
Previous Drill Hole
N
100 m

1. Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 0.25 g/t Au. Minimum length of the composite intercept allowed was one metre.
2. Intervals - Au grade*thickness no less than 0.25 g/t*m with grade no less than 0.25 g/t, maximum consecutive dilution 6 m; Sub-Intervals - Au grade*thickness no less than 5 g/t*m with grade no less than 2.05 g/t, maximum consecutive dilution 2.5 m. Downhole thickness was used due to the unknown zone orientations.

Figure 3: Illustrates the location of the 2025 Raven drilling within the 8 km Raven shear zone.

Bryan Atkinson, P.Geo, Senior Vice President Exploration at Fury, is a “qualified person” within the meaning of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and approved the technical disclosures in this news release.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to AGAT Lab in Thunder Bay, ON for preparation and gold assay and then to AGAT Lab in Calgary, AB for multielement analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (AGAT method 202-551) and multi-element four acid digest ICP-OES/MS method (AGAT method 201-071). For a series of samples from the interval of high gold variability in hole 25TB153 assay were repeated with metallic screening procedure (AGAT method 202-121) on a 1000g pulp split. QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.3 million common share position in Dolly Varden Silver Corp (approximately 12.3% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s 2025 exploration program at the Committee Bay project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

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